UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 20, 2026
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca; Arrived Series Adams; Arrived Series Bayne; Arrived Series Boxwood; Arrived Series Langley; Arrived Series Misty; Arrived Series Metallo; Arrived Series Presidio; Arrived Series Spangler; Arrived Series Tomlinson

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On February 20, 2026, Arrived Homes 3, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on February 24, 2026 and is expected to be paid on February 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes 3, LLC	Dividend Amount per Share
Haven	$ 0.040
Chilhowee	$ 0.040
Sheezy	$ 0.047
Cristalino	$ 0.034
Hermanos	$ 0.020
Bowling	$ 0.036
Emelina	$ 0.036
Caden	$ 0.034
Camellia	$ 0.034
Brookwood	$ 0.035
Woodwind	$ 0.026
Aspen	$ 0.038
Thomas	$ 0.034
Bennett	$ 0.052
Montgomery	$ 0.035
Summerglen	$ 0.036
Westhaven	$ 0.035
Watson	$ 0.053
Holmes	$ 0.053
Hamblen	$ 0.055
Ethan	$ 0.034
Helmerich	$ 0.030
Claremore	$ 0.032
Bryant	$ 0.030
Wynde	$ 0.032
Haikey	$ 0.040
Arkoma	$ 0.044
Gordon	$ 0.044
Lucas	$ 0.034
Macomber	$ 0.036
Meridian	$ 0.038
Perdita	$ 0.039
Bean	$ 0.045
Ellie	$ 0.018
Bluebell	$ 0.035
Aramis	$ 0.035
Barclay	$ 0.041
Athos	$ 0.035
Bradford	$ 0.047
Liberty	$ 0.024
Mallard	$ 0.045
Roanoke	$ 0.051
Zane	$ 0.051
Tansel	$ 0.027
Tytus	$ 0.051
Arya	$ 0.036
Sansa	$ 0.059
Marcy	$ 0.055
Haybridge	$ 0.031
Layla	$ 0.044
Lola	$ 0.039
Ratliff	$ 0.053
Collinison	$ 0.049
Hardman	$ 0.046
Pebblestone	$ 0.049
Keystone	$ 0.029
Northbrook	$ 0.039
Rachel	$ 0.051
Frances	$ 0.047
Ross	$ 0.053
Northridge	$ 0.040
Wyndhurst	$ 0.028
Vanzant	$ 0.035
Oakland	$ 0.042
Laurel	$ 0.048
Phoebe	$ 0.053
Johnson	$ 0.047
Sedgefield	$ 0.045
Robinson	$ 0.054
Seneca	$ 0.040
Adams	$ 0.054
Bayne	$ 0.051
Boxwood	$ 0.042
Langley	$ 0.051
Misty	$ 0.047
Metallo	$ 0.033
Presidio	$ 0.044
Spangler	$ 0.036
Tomlinson	$ 0.036

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2026.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer